UNITED STATES
			SECURITIES AND EXCHANGE COMMISSION
			        Washington, D.C. 20549

				    SCHEDULE 13D

			Under the Securities Exchange Act of 1934
				  (Amendment No. )

			       Molecular Diagnostics
				  (Name of Issuer)

                                     Common Shares
                            (Title of Class of Securities)

                                      60851R104
                                    (CUSIP Number)
 ------------------------------------------------------------------------------

                                   NANCY WENNER
                              100 GOOSE HILL ROAD
                          COLD SPRING HARBOR, NY 11724
                                  631-351-0295
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2005
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                    --------
                  (1) The remainder of this cover page shall be
                   filled out for a reporting person's initial
                 filing on this form with respect to the subject
                   class of securities, and for any subsequent
                     amendment containing information which
             would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other
                 provisions of the Act (however, see the Notes).

CUSIP No. 60851R104			13D			Page 2 of 4

- ----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Lantana Small Cap Growth  LLC  90-0148196
- ----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/   /
	(b)/   /
- ----------------------------------------------------------------
3	SEC USE ONLY

- ----------------------------------------------------------------
4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
- ----------------------------------------------------------------
	  NUMBER OF	5	SOLE VOTING POWER
	   SHARES			-6,619,311-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		6	SHARED VOTING POWER
	    EACH			-0-
	 REPORTING		---------------------------------------
	   PERSON		7	SOLE DISPOSITIVE POWER
	    WITH			-6,619,311-
					---------------------------------------
				8	SHARED DISPOSITIVE POWER
					-0-
- ----------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-6,619,311-
- ----------------------------------------------------------------
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

- ----------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	6.54%
- ----------------------------------------------------------------
12	TYPE OF REPORTING PERSON (See Instructions)
	OO
- ----------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 60851R104			13D			Page 3 of 4


ITEM 1.       SECURITY AND ISSUER.

The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock") of Molecular Diagnostics Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 900 North Franklin Street, Suite 210, Chicago ILL 60610.

ITEM 2.       IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Lantana Small Cap Growth LLC (the "Reporting Person"). The address of the principal place of business and the principal executive office of the Reporting Person is 100 Goose Hill Road, Cold Spring Harbor, NY 11724.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The consideration used to acquire the Common Stock was the Reporting Person's funds.

ITEM 4.       PURPOSE OF TRANSACTION.

All of the shares of Common Stock reported herein were acquired for investment purposes.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

As of the date hereof, the Reporting Person is deemed to beneficially own an aggregate of 6,619,311 shares of Common Stock, representing approximately 6.54% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB filed November 17, 2004. The Reporting Person has sole power to direct the vote and direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Person has not effected any following transactions in the shares of the Company's equity securities within the past 60 days:

(d)

Not applicable.

(e)

Not applicable.

CUSIP No. 60851R104			13D			Page 4 of 4


ITEM 6.       CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR RELATIONSHIPS WITH
              THE ISSUER.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

NONE.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Lantana Small Cap Growth  LLC

				      by /s/ Nancy Wenner
                                         ----------------
                                         Secretary
February 7, 2005


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION. Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001.).